VF 2-17-05

05035731

SE[illegible] [illegible])MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PWC Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Medford Road
(No. and Street)

Morris Plains, (City) New Jersey (State) 07950 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul W. Choi 973 539-4009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roger Seccia, CPA
(Name – *if individual, state last, first, middle name*)

250 Route 565, (Address) Wantage, (City) New Jersey (State) 07461 (Zip Code)

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 14 2005
WASH, D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul W. Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

PRESIDENT

Title

Notary Public

RICKIE J. BUONCUORE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 21, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PWC SECURITIES CORP.
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2004

PWC SECURITIES CORP.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2004

TABLE OF CONTENTS

Roger Seccia, CPA

'50 Route 565 • Wantage, NJ 07461 • Phone: 973-702-3953 • Fax: 973-702-3954

INDEPENDENT AUDITOR'S REPORT

Board of Directors
PWC Securities Corp.

I have audited the accompanying statement of financial condition of PWC Securities Corp., as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of PWC Securities Corp., at December 31, 2004, and the results of their operations, cash flow, and changes in stockholders' equity for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes for additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 12a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roger Seccia, CPA
February 2, 2005

PWC SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS:	
Current Assets:	
Cash	$ 77,509
Investments	135,083
Due from Brokers	3,969
Total Current Assets	216,561
Non Current Assets:	
Investment in NASD	13,890
TOTAL ASSETS	**230,451**
LIABILITIES:	
Income Tax Payable	2,576
Due to PWC Group Inc.	1,358
TOTAL LIABILITIES	**3,934**
STOCKHOLDERS' EQUITY:	
Common Stock, $10 Par Value, Authorized 1000 Shares, Issued 100 Shares	1,000
Additional Paid in Capital	99,000
Retained Earnings	129,877
Accumulated Other Comprehensive Income	(3,360)
TOTAL STOCKHOLDERS' EQUITY	**226,517**
TOTAL LIABILITIES AND EQUITY	**$ 230,451**

See Auditor's Report and Notes to Financial Statements

PWC SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commission Income	$ 33,826
Other Fee Income	5,201
Interest Income	1,306
TOTAL REVENUE	**40,333**
OPERATING EXPENSES:	
Registration Fees	1,750
Professional Fees	3,000
Utilities	5,512
Postage	986
Insurance	369
Prof. Subscriptions	1,393
Clearing Charges	8,589
Travel	1,684
Promotional Expense	480
Memberships	364
Entertainment	1,671
Miscellaneous Expense	41
TOTAL OPERATING EXPENSES	**25,839**
INCOME FROM OPERATIONS	**14,494**
OTHER GAIN/(LOSSES)	
Loss on Expiration of Warrants	($825)
NET INCOME BEFORE TAXES	**$ 13,669**
INCOME TAX EXPENSE	3,076
NET INCOME	**$ 10,593**

See Auditor's Report and Notes to Financial Statements

PWC SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK		ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL STOCKHOLDERS' EQUITY
	SHARES	AMOUNT				
BALANCES AT:						
January 1, 2004	100	$1,000	$99,000	$119,284	($4,260)	$215,024
Net Income				10,593		10,593
Other Comprehensive Income:						
Unrealized Gain on Securities					900	900
December 31, 2004	**100**	**$1,000**	**$99,000**	**$129,877**	**($3,360)**	**$226,517**

See Auditor's Report and Notes to Financial Statements

PWC SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:	
Net income	$ 10,593
Increase in Amounts due from Brokers	(2,574)
Increase in Liabilities	1,742
Net Cash Flows from Operating Activities	9,761
Cash Flows from Investing Activities:	
Increase in Money Market Investments	(571)
Decrease in NASD Investments	825
Net Cash Flows from Investment Activities	254
Net Increase in Cash	10,015
Cash - Beginning of Year	67,494
Cash - End of Year	$ 77,509

See Auditor's Report and Notes to Financial Statements

PWC SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

PWC Securities Corp. is registered with the Securities and Exchange Commission as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. PWC Securities Corp. is a one hundred percent (100%) owned subsidiary of PWC Group Inc.

The Company's primary activity is acting as an introducing broker for clients, and uses a non-affiliated clearing broker on a fully disclosed basis to perform trades, settlements and related activities.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions: All securities transactions, related commission income, and related expenses are recorded on the trade date.

Cash & Cash Equivalents: Consists of cash, money market funds, and a deposit in the amount of $35,000.00 being held by Fiserv Securities, Inc. Fiserv Securities, Inc. is the primary clearing firm used by PWC Securities Corporation.

Investment in NASD: The investment in NASD consists of 1200 shares of NASD stock and 600 warrants. The 1200 shares of NASD stock are considered to be "available for sale" marketable securities and accordingly are shown at market value in accordance with SFAS 115. Any unrealized gains and losses that may occur are included in Comprehensive Income in accordance with SFAS 130. (see Comprehensive Income below) The 600 warrants are not considered to be marketable securities, and therefore are stated at their original cost of $1,650.

Investments: The investments consist of cash & cash equivalents, and accordingly, are shown at cost.

Comprehensive Income: Comprehensive Income consists of accumulated unrealized gains and losses on the change in market value of the NASD stock. Management believes that the Company will never realize any substantial tax benefit from the accumulated net loss of $3,360 as of December 31, 2004, and therefore these losses are stated at their pre-tax amount.

NOTE 3: INCOME TAXES

Current income taxes are provided on taxable income at the appropriate statutory rates. There were no deferred income taxes as of December 31, 2004. PWC Securities Corp. is a one hundred percent (100%) owned subsidiary of PWC Group Inc., and accordingly, files a consolidated federal income tax return with PWC Group Inc. All taxable income, tax provisions, and tax liabilities are allocated between the two entities on a separate return basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated entity. State income tax returns are filed separately.

NOTE 4: USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 5: CONTINGENCIES

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the company had net capital of $ 220,329 which was $ 215,329 in excess of its required net capital of $ 5000. The company's net capital ratio was 0.0179 to 1.

NOTE 6: RELATED PARTY TRANSACTIONS

A. All furniture, fixtures, and equipment used by PWC Securities Corp. are owned by it's one hundred percent (100%) parent shareholder, PWC Group Inc. Accordingly, these assets do not appear on PWC Securities Corp.'s financial statements. No charges are assessed for the use of these assets.

B. The office space occupied by PWC Securities Corp. is owned by the sole shareholder of PWC Group Inc., the parent company and sole shareholder of PWC Securities Corp. No rental fees are assessed for the use of the office space.

PWC SECURITIES CORP.

SUPPLEMENTAL SCHEDULES

I Computation of Net Capital under Rule 15c-3-1 of the Securities and Exchange Commission.

II Reconciliation of the Audited Net Capital and the Unaudited Net Capital as shown on the Firm's Part IIA Report.

III Report of Material Inadequacies.

PWC SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2004

Net Capital:	
Total Stockholders' Equity:	$ 226,517
Deductions, Charges, and Allowable Credits:	
NASD Warrants	(1,650)
Net Capital before Haircuts on Securities	224,867
Haircuts on Securities	(4,538)
Net Capital	**$220,329**
Aggregate Indebtedness:	
Income Taxes Payable	$ 2,576
Due to PWC Group Inc.	1,358
Total Aggregate Indebtedness	**3,934**
Minimum Net Capital Required	5,000
Excess Net Capital	**$ 215,329**
Ratio: Aggregate Indebtedness to Net Capital	**.0179 to 1**

PWC SECURITIES CORP.
RECONCILIATION OF AUDITED NET CAPITAL AND THE UNAUDITED NET CAPITAL AS SHOWN ON THE PART IIA FOCUS REPORT
DECEMBER 31, 2004

Net Capital per Focus Report	$ 222,329
Net Capital per Audited Report	220,329
Difference	$ 2,000

Note: The above difference is due to the following audit adjustment:

Audit adjustment to the provision for federal and state income taxes.	$ 2,000

SCHEDULE III

PWC SECURITIES CORP.
REPORT OF MATERIAL INADEQUACIES
DECEMBER 31, 2004

THERE WERE NO MATERIAL INADEQUACIES FOUND TO EXIST DURING MY AUDIT OF THE FANANCIAL STATEMENTS OF PWC SECURITIES CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2004